P.E. 1/29/02

02012633

1-15234

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 29, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Two Press releases dated January 29, 2002 announcing (i) Technip-Coflexip awarded a new contract for a hydrogen unit and (ii) Technip-Coflexip awarded a contract by Brunei Shell Petroleum for Gas Development.

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, January 29, 2002

TECHNIP-COFLEXIP: NEW CONTRACT AWARD FOR A HYDROGEN UNIT

TOTAL RAFFINADERIJ NEDERLAND N.V. in Vlissingen (Flushing), located in the South-Western part of The Netherlands, has awarded TECHNIP-COFLEXIP (NYSE: TKP, Euronext: 13170) an engineering services contract for modifications of the hydrogen plant to increase availability and capacity to meet hydrocracker requirements.

Under the terms of the contract, TECHNIP-COFLEXIP will provide engineering and procurement services and will manage the construction and maintenance works during the 2002 shutdown of the plant.

The project will be executed in TECHNIP-COFLEXIP's engineering center in The Hague. The work will be implemented between January and December 2002.

TECHNIP-COFLEXIP is the recognized market leader in the design, engineering and construction of world class on-purpose hydrogen production units. With this contract, being the 10th hydrogen production unit awarded to TECHNIP-COFLEXIP since January 2001, representing a total accumulated capacity of 800,000 Nm^3/h of on-purpose hydrogen production, this already strong position has been further strengthened.

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With a workforce of about 18,000 and annual pro-forma revenues of nearly 4.5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of TECHNIP-COFLEXIP are located in France, Italy, Germany, the UK, Norway, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

TECHNIP-COFLEXIP

Technip-Coflexip's web-site is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

TECHNIP-COFLEXIP
Press Relations: Sylvie Hallemans
+33 (0) 1 47 78 34 85
E-mail: shallemans@technip-coflexip.com

TECHNIP-COFLEXIP
Miranda Weeks: Group Investor Relations Officer
+33 (0) 1 55 91 88 27
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, January 29, 2002

OFFSHORE: TECHNIP-COFLEXIP AWARDED CONTRACT BY BRUNEI SHELL PETROLEUM FOR GAS DEVELOPMENT

TECHNIP-COFLEXIP (NYSE: TKP and Euronext: 13170) has recently been awarded a contract by BRUNEI SHELL PETROLEUM Co. (BSP) for its Egret Phase 1 Gas Development Project, offshore Brunei. This contract is the first one with BSP.

Under the terms of a lump sum contract, worth about US $22 million, TECHNIP-COFLEXIP will be responsible for project management, engineering, procurement and fabrication.

Main facilities will include:

- a 12-slot drilling platform (EGDP-01), made up of an 860-ton topside and a 770-ton jacket in 60 meters of water depth,
- a 25-kilometer x 20" multi-phase pipeline,
- a 15-kilometer subsea cable.

The contract will be executed at Kuala Lumpur by Technip Far East in conjunction with Technip Engineering Brunei, a local affiliate of the Technip-Coflexip Group.

Completion is scheduled for Q4 2003.

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With a workforce of about 18,000 and annual pro-forma revenues of nearly 4.5 billion euros, **TECHNIP-COFLEXIP** ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (**NYSE: TKP**) and in Paris (**EURONEXT: 13170**). The main engineering and business centers of TECHNIP-COFLEXIP are located in France, Italy, Germany, the UK, Norway, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

TECHNIP-COFLEXIP

Technip-Coflexip's web-site is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

TECHNIP-COFLEXIP
Press Relations: Sylvie Hallemans
+33 (0) 1 47 78 34 85
E-mail: shallemans@technip-coflexip.com
-

TECHNIP-COFLEXIP
Miranda Weeks: Group Investor Relations Officer
+33 (0) 1 55 91 88 27
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2002

TECHNIP

By: /s/ Patrick Picard
Name: Patrick Picard
Title: Corporate Secretary